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                                                                    EXHIBIT 11.1

                           HANOVER COMPRESSOR COMPANY
                       COMPUTATION OF EARNINGS PER SHARE
                     (in thousands, except per share data)

                                                       Year ended December 31,
                                              -------------------------------------------
                                                1992     1993     1994     1995     1996

                                              -------------------------------------------
Primary Earnings Per Common Share:
----------------------------------
Net income, as reported                       $   988  $ 2,671  $ 4,388  $ 5,614  $10,381
Dividends on preferred stock                                                (832)  (1,773)
Series A Preferred stock exchange(1)                                               (3,794)
Series B Preferred stock conversion(1)                                             (1,400)
                                              -------------------------------------------
Net income available for common shareholders  $   988  $ 2,671  $ 4,388  $ 4,782  $ 3,414
                                              ===========================================
Weighted average common shares outstanding      7,388   10,326   12,407   13,646   19,460
Common equivalent shares(2)                        32       98      510      860    1,260
Cheap stock(3)                                    696      696      696      696      326
                                              -------------------------------------------
Total common and common equivalent shares       8,116   11,120   13,613   15,202   21,046
                                              ===========================================
Earnings per common share                     $  0.12  $  0.24  $  0.32  $  0.31  $  0.16
                                              ===========================================
Supplemental Earnings Per Common Share:
---------------------------------------
Net income available for common
  shareholders                                                                    $ 3,414
Add interest on debt to be repaid from
  proceeds
Less income tax effect
                                                                                  -------
Net income used in supplemental EPS                                               $
                                                                                  =======
Shares used in primary EPS computation                                             21,046
Plus shares assumed to be issued to retire
  debt
                                                                                  -------
Shares used in supplemental EPS computation
                                                                                  =======
Supplemental earnings per common share
                                                                                  =======

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(1) See "Note 7 -- Redeemable Preferred Stock" in the Notes to Consolidated
    Financial Statements.

(2) Net effect of dilutive stock options and warrants, calculated using the treasury stock method using average market price. Fully diluted earnings per share is not presented since it is the same as primary earnings per share. The effect of convertible redeemable preferred stock is antidilutive for 1995 and 1996.

(3) See "Note 1 -- Description of Business and Significant Accounting Policies" in the Notes to Consolidated Financial Statements.